EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

NB Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$27,735,547	(a)	$110.20	$3,050.46	(b)
Total Transaction Valuation	$27,735,547	(a)
Total Fees Due for Filing				$3,050.46
Total Fees Previously Paid				$3,050.46
Total Fee Offsets
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $3,050.46 was paid in connection with the filing of the Schedule TO-I by NB Private Markets Access Fund LLC (File No. 005-92727) on August 31, 2023 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.